TPT Global Tech, Inc.

501 West Broadway, Suite 800

San Diego, CA 92101

(619) 301-4200

March 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	TPT Global Tech, Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-263053)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), TPT Global Tech, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-263053), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2022, be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was never declared effective and the Company did not sell any securities pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Christen Lambert, Attorney at Law at (919) 473-9130.

Sincerely,

TPT Global Tech, Inc.

/s/ Stephen J. Thomas, III
Stephen J. Thomas, III Chief Executive Officer